Exhibit 99.1

Corrected Transcript

08-Nov-2018

Altair Engineering Inc. (ALTR)

Q3 2018 Earnings Call

Total Pages: 15
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Altair Engineering Inc. (ALTR)	Corrected Transcript
Q3 2018 Earnings Call	08-Nov-2018

CORPORATE PARTICIPANTS

Howard N. Morof

Chief Financial Officer, Altair Engineering Inc.

James R. Scapa

Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.

OTHER PARTICIPANTS

Bhavan Singh Suri Analyst, William Blair & Co. LLC	Alexander Frankiewicz Analyst, Berenberg Capital Markets LLC

Sterling Auty Analyst, JPMorgan Securities LLC	Alexander Tout Analyst, Deutsche Bank

Richard Valera Analyst, Needham & Co. LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the Altair Third Quarter 2018 Earnings Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. [Operator Instructions] As a reminder, this conference call is being recorded.

I would now like to introduce your host for today’s conference, Mr. Howard Morof, Chief Financial Officer. Sir, you may begin.

Howard N. Morof

Chief Financial Officer, Altair Engineering Inc.

Thank you. Good afternoon, welcome, and thank you for attending Altair’s earnings conference call for the third quarter 2018. I’m Howard Morof, Chief Financial Officer of Altair, and with me on the call is Jim Scapa, our Founder, Chairman and CEO.

After market close today, we issued a press release with details regarding our third quarter performance, which can be accessed on the Investor Relations section of our website at investor.altair.com. This call is being recorded, and a replay will be available on our IR website following the conclusion of the call.

During today’s call, we will make statements related to our business that may be considered forward-looking under federal securities laws. These statements reflect our views only as of today and should not be considered representative of our views as of any subsequent date. We disclaim any obligation to update any forward-looking statements or outlook.

These statements are subject to a variety of risks and uncertainties that could cause actual results to differ materially from our expectations. These risks are summarized in the press release that we issued today. For a further discussion of the material risks and other important factors that could affect our actual results, including risks associated with our pending acquisition of Datawatch, please refer to those contained in our quarterly and annual reports filed with the SEC, as well as other documents that we have filed or may file from time to time.

During the course of today’s call, we will refer to certain non-GAAP financial measures. A reconciliation of GAAP to non-GAAP measures is included in our press release.

Finally, at times in our prepared comments or responses to your questions, we may offer metrics that are incremental to our usual presentation to provide greater insight into the dynamics of our business or our quarterly results. Please be advised that we may or may not continue to provide this additional detail in the future.

With that, let me turn the call over to Jim for his prepared remarks.

James R. Scapa

Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.

Thank you, Howard, and thank you all for joining our call today. We will talk about our quarterly results, our recent acquisitions of SimSolid and Datawatch, some customer stories, and our outlook for the remainder of the year.

Our third quarter profitability exceeded expectations, and we continue to move forward with excellent year-on-year growth. We had total revenue of $93.9 million, an increase of 11% from a year ago. We produced adjusted EBITDA of $9.5 million, which was nicely above the upper end of our guidance range.

Our quarterly revenue was impacted by exchange rate fluctuations and revenue recognition timing, which Howard will discuss later on the call. Our software momentum continues to be strong, with 17% year-to-date growth, and our constant currency calculated billings grew 16% in Q3 and 13% on a year-to-date basis. On October 17, we announced the acquisition of SimSolid, which we believe is truly game-changing technology, targeting designers and design engineers.

Unlike traditional simulation software, SimSolid provides extremely fast, accurate, and robust structural analysis without requiring geometry simplification, cleanup or meshing. Large and complex assemblies can be solved rapidly even on laptop computers. The SIMSOLID computational engine is a commercial implementation of novel and unpublished mathematics based on extensions to the theory of external approximations.

We believe SimSolid is a revolutionary technological breakthrough, which will have a profound impact on product design. We also expect this technology can be extended to other physics regimes. Since SimSolid’s acquisition just a few weeks ago, we’ve developed new training and marketing material, added HyperWorks Units licensing and CAD readers, and we are aggressively making the software ready for a commercial release on January 1, 2019.

Since the announcement three weeks ago at our conference in Paris, the excitement around this technology is palpable. We’ve had almost 900,000 views of our introductory video and more than 1.5 million social media impressions. Registration exceeded 2,000 for yesterday’s introductory webinar, and there have been almost 2,000 downloads of the free trial version. These are big numbers. We believe SimSolid will deliver meaningful new revenue for Altair over the next three years and is likely to disrupt the current market for simulation at the design stage.

Now I would like to spend a few minutes providing some additional color regarding the announcement earlier this week of our acquisition of Datawatch, a publicly traded data preparation, data science, and real-time visual analytics company, with thousands of customers including 93 of the Fortune 100 and well-established best-in-class products.

We are incredibly excited by the quality of Datawatch’s product portfolio and how it will greatly accelerate our vision of simulation-driven innovation. We believe the convergence of simulation and data science and our addition of Datawatch to Altair substantially increases the addressable market for CAE in general. Specifically, we see significant opportunities for increased revenue for Datawatch products in our existing customer base. Having a complete product offering that brings together Datawatch’s data capabilities with Altair’s simulation and design capabilities will represent a highly differentiated and value-added offering. We believe we can drive significant adoption and new revenue with many of our 6,000 existing customers, who will be interested in the value Datawatch technology offers.

Our licensing model also creates a compelling reason for customers to explore our tools versus the competitors. We also believe owning this technology versus partnering is critical, as it will be foundational for the future of the markets we serve. Datawatch has three product families: Monarch, Angoss, and Panopticon.

Monarch is a best-in-class technology for data preparation. Today, it is primarily used in finance, healthcare, and retail to import clean and organize unstructured data for use in reporting and analysis systems. There is also an enormous need for this technology in engineering design and test and in dealing with sensor data coming in from live physical assets in the field.

Panopticon provides real-time data streaming, leveraging Kafka, the fastest-growing open-source data streaming solution in the market, and making it accessible by non-developers. Panopticon is most known for real-time data visualization and dashboarding, and is primarily used today by traders and capital markets groups around the world. Its technology is unparalleled. Panopticon is also used today for IoT data streaming and visualization in other markets such as energy and consumer products.

We see a significant revenue opportunity from integrating Panopticon’s core functionality into our SmartWorks solutions to target IoT with greater focus. The future of product lifecycle management is the idea of a unified digital twin, which integrates simulation with data science to optimize product design and in-service operational performance.

Angoss brings proven commercial technology and expertise for data science and machine learning, which has broad applicability to science, engineering, and business. Angoss is, in many ways, the most exciting Datawatch product and the primary opportunity we see with their solutions in our traditional markets. Many of Altair’s strategic customers have been asking for solutions which integrate machine learning with CAE for the last couple of years. Now we feel confident in being able to address their ambitions.

Just this morning in our regional manager call, everyone was excited about the opportunities for Angoss within CAE. One example use case was to apply the technology for shape changes for external aerodynamics. Angoss will also be extremely relevant for developing autonomous driving platforms.

While we believe there is a large opportunity for Datawatch products in our installed base, and this is our primary focus, we also see an opportunity to drive greater usage in their traditional markets. Datawatch’s results as a standalone company were constrained by its lack of scale and limited international sales reach.

We believe putting its products into our HyperWorks platform and licensing model and leveraging our global go-to-market organization can drive significantly greater usage. This is the strategy we have successfully executed in each of our acquisitions over the years, and we expect to drive similar positive results with Datawatch. To be clear, we are not planning to make material incremental investments to drive growth in the financial services and capital markets industries. Simulation remains our central theme and is the fastest-growing segment in PLM. We have committed to driving margin expansion as we progress toward our target of 20% adjusted EBITDA margins – 20% plus adjusted EBITDA margins.

Datawatch does not change the above thesis or the timing of our projected profitability improvement. As noted the other day, we expect the transaction to be neutral to modestly accretive in our adjusted EBITDA for the very near term. From a cost standpoint, we’ve identified several million dollars of operational efficiencies we plan to put in place shortly after the transaction closes.

From a revenue perspective, our expectation for flat revenue growth in 2019 is solely the result of transitioning Datawatch to a ratable revenue recognition model and making its products available via the HyperWorks licensing model. We expect to substantially complete this transition by the end of 2019, and that Datawatch’s products will demonstrate strong growth starting in 2020.

Turning back to our third quarter review, our electromagnetic solutions continue to build a strong following. In the third quarter, a major European telecom company signed one of our largest electromagnetic software licensing agreements to date. A North American aerospace company issued a substantial expansion order centered around these products, as part of their next-generation UAV efforts, in addition to expanding their use of Altair’s structural analysis software. We had a similar story in the quarter with a European aerospace manufacturer, who awarded us a nice business expansion related to both electromagnetics and structures.

In September 2017, we acquired Runtime and made them part of our High Performance Computing business. With the integration of Runtime’s team and products complete, the combined organization has worked hard to deliver to customers the strengths of Runtime’s technologies as part of Altair. I’m pleased to report that an important chip-making customer has agreed to nearly a 4x contract expansion for solutions related to that acquisition. We continue to see a lot of opportunity for these products to expand their footprint in the EDA, HPC, and cloud markets, and also see opportunities to disrupt the FinTech HPC world in the future.

A relatively new initiative for us announced at the end of July is our global startup program for new tech and emerging markets entrepreneurs. This program is a way for us to support entrepreneurial companies, who have the opportunity to become long-term meaningful revenue customers for Altair. We see ourselves helping to grow the global economy by getting behind these exciting inventors and entrepreneurs. Participating companies get preferential pricing and no-cost expert consulting from Altair to quickly ramp up. The program has gotten excellent traction. Its webpage has already attracted several thousand visitors and over 150 applicants, with multiple business accelerator partnerships in place and over a dozen new startup customers across a diverse range of sectors, including unmanned vehicles, electric machinery, recreational boating, antennas, e-mobility, and orthotics.

In summary, we had a strong third quarter followed by the game-changing acquisition of SimSolid and the agreement to acquire Datawatch. We remain very optimistic about our outlook and truly look forward to bringing exciting new products to our customers.

Now I will turn the call over to Howard for details on our financial performance during the third quarter, as well as an update on our financial guidance. Howard?

Howard N. Morof

Chief Financial Officer, Altair Engineering Inc.

Thanks, Jim. Our third quarter results demonstrated strong operating leverage and cash flow generation and continued solid constant currency software revenue growth. Software product revenue was $71.3 million, an increase of 13% from a year ago, and total revenue reached $93.9 million, representing growth of 11% from the third quarter of 2017. Combined with the first two quarters, our revenue increased 15% for the first nine months of 2018 as compared to the same period in 2017.

Our third quarter revenue was impacted by two items. First, foreign exchange rates during the quarter moved against us. On a constant currency basis, software and total revenue would have been approximately $900,000 higher than reported. On a constant currency basis, software and total revenue grew 14% and 12%, respectively. We believe this is a clear reflection of the underlying momentum and strong performance we are seeing in the business.

Second, on top of the currency impact, we were unable to recognize approximately $1.8 million of software revenue in the period due to revenue recognition requirements. We have certain contracts that are bundled with multiple elements for which we cannot begin recognizing software revenue until the associated services have commenced. This is a matter of timing and this revenue will begin being recognized ratably in future periods.

We also had strong profitability in the quarter, as adjusted EBITDA grew by 35% to $9.5 million for the quarter, which exceeded our guidance and compares favorably to $7 million a year ago. We are pleased with the increased leverage in our business, which reflects our growing software mix and attractive returns on the investments we are making in the business. Our revenue mix shift continues positively in the current quarter. Software product revenue grew to 76% of total revenue in Q3 2018 from 74.4% in the same quarter last year. On a year-to-date basis, software momentum continues to exhibit very strong growth, equaling 17% compared to the prior-year period.

As we have mentioned previously, we believe that our software momentum is best viewed over longer time periods, as quarter-to-quarter variations can occur. I would also note that the FX impact on our business predominantly impacts our software revenue and associated deferred revenue. Changes in certain currencies can have an impact on both our revenues and expenses, especially when those changes occur over relatively shorter time periods, but when currency changes are more pronounced over time, as such, we think it is meaningful to measure aspects of our performance on a constant currency basis.

For the first nine months of 2018, calculated billings were $288.1 million, an increase of 12% from the first nine months of last year. Our calculated billings on a constant currency basis equaled 13% growth for the nine-month period. As previous mentioned, our deferred revenue primarily relates to software products. In the third quarter, calculated billings were $84.1 million, an increase of 10% from a year ago, adjusted for the impact of acquired deferred revenue from the Runtime transaction at the end of Q3 2017.

Calculated billings growth reflects the negative FX impact on revenue discussed above, coupled with a further $1.6 million impact from changes in foreign exchange rates on our deferred revenue balance. On a constant currency basis, calculated billings grew 16% from a year ago, demonstrating our continued strong software product momentum in the quarter. We tend to view calculated billings over longer time periods due to the impact of variations and timing of renewals, expansions, and new customer arrangements can have quarter-to-quarter.

I would like to turn to the balance of the P&L. I will be discussing income statement metrics, some of which are on a non-GAAP basis. A reconciliation of GAAP to non-GAAP measures has been provided in the earnings release we issued earlier today.

Non-GAAP gross margin in the third quarter was 71%, an increase of 2 percentage points from a year ago, due to a higher mix of software product revenue, coupled with improved margins from software-related services activities. For the quarter, non-GAAP operating expenses, which exclude stock-based compensation, amortization of intangible assets, and other operating income, were $60.3 million, compared to $54.2 million a year ago. This increase includes one-time expenses related to the accelerated adoption of SOX 404, coupled with continuing investments in R&D and sales and marketing activities we believe beneficial to supporting our growth objectives.

Adjusted EBITDA for the quarter was $9.5 million, compared to adjusted EBITDA of $7 million a year ago. Adjusted EBITDA margin in the third quarter was 10.1%, compared to 8.3% a year ago. On a year-to-date basis, [ph] we’re at an (00:21:09) adjusted EBITDA margin of 8.7%, compared to 5.8% for the prior year-to-date. The year-over-year improvement reflects continuing strong momentum in our software revenues driving our increase in gross margins, coupled with realizing the emerging benefits of scale on certain operating expenses as our business grows.

We are very pleased with our performance in the first nine months of the year and expect that we will see healthy growth in adjusted EBITDA margins for the full year. We continue our focus on achieving our long-term adjusted EBITDA margin targets of 20% or greater. On a GAAP basis, third quarter net income was $7.3 million, or $0.10 per diluted share, compared to a net loss of $29.6 million, or $0.59 per share a year ago. As a reminder, the current quarter reflects a $4.4 million gain on the sale of a building, and the year-ago net loss reflects a one-time stock-based compensation expense primarily due to the increased value of our shares of common stock.

Turning to our balance sheet, we ended the third quarter with $197.4 million in cash and cash equivalents, generally in line with our position at the end of the second quarter. Subsequent to the end of the quarter, we expanded our revolving credit facility by $50 million to a $150 million commitment. We expect to fund the Datawatch transaction with the cash currently on our balance sheet, along with drawing down no more than $50 million on our credit facility, as most of our cash and cash equivalents resides in the U.S.

Turning to our cash flow statement, cash flow from operations in the third quarter was very strong at $3.1 million, compared to an outflow of $8.7 million for Q3 2017. Free cash flow, which consists of cash flow from operations less cash capital expenditures, was approximately $900,000 for the third quarter, a significant improvement from a decrease of $10.7 million in the third quarter of 2017. The increase in our free cash flow clearly reflects the impact of our positive momentum.

Turning to our outlook for the balance of 2018, note that our guidance does not include any impact from the proposed acquisition of Datawatch. We are modestly adjusting our software product revenue outlook to reflect approximately $2 million of additional foreign exchange headwinds since our August earnings call. On a constant currency basis, we are increasing our outlook for software product revenue by $1 million for 2018. We are also increasing our adjusted EBITDA outlook for the year, which reflects the positive impact of our performance in the first nine months of 2018 and our expectation for further improvements in the fourth quarter.

For the full-year 2018, we are providing updated guidance based upon our current expectations as follows: software product revenue to be between $287 million and $289 million, representing growth of 17% to 18% from 2017; total revenue to be between $378 million and $380 million, representing growth of 13% to 14% from 2017; GAAP net income to be between $18.3 million and $19.3 million; adjusted EBITDA of between $36 million and

$37 million, representing a notable improvement in adjusted EBITDA margin over 2017; non-GAAP net income to be between $22.5 million and $23.5 million. This guidance excludes estimated stock compensation expense of approximately $1.8 million and that we expect fully diluted share count to be approximately 77 million shares; and finally, free cash flow to be between $21 million and $24 million.

From a profitability perspective, we balance investments in the business with delivering steady improvements and profitability towards achievement of our long-term operating targets. We are confident these investments will position us for both continuing growth and increases in profitability in the future.

For the fourth quarter of 2018, our expectations are as follows: software product revenue to be between $75 million and $76 million, representing growth of 10% to 12% from the fourth quarter of 2017, which otherwise would be 12% to 13% taking into consideration currency impacts; total revenue to be between $98 million and $99 million, representing growth of 9% to 10% from the fourth quarter of 2017; adjusted EBITDA of between $11.5 million and $12.5 million; GAAP net income to be between $5.5 million and $6.5 million; and non-GAAP net income to be between $7.9 million and $8.9 million. This guidance excludes estimated stock-based compensation expense of approximately $600,000, and that we expect fully diluted share count to be approximately 77 million shares.

Before I finish, I wanted to comment specifically on our initial thoughts about the Datawatch transaction from a financial perspective. We expect that we’ll able to realize a significant level of operational efficiencies on top of planned synergies as the business is integrated into our operations. This combination, coupled with the expected continuing organic growth in the Datawatch business, particularly after accelerating the conversion to recurring revenues, is supportive of our commitment to achieve our long-term operating margin targets within our expected timeline.

As Jim mentioned earlier, across our substantial customer base around the globe, we believe there are significant cross-sell opportunities for us to capitalize upon with the impressive elements of Datawatch’s technology. Just as we have integrated a wide array of prior acquisitions over our history, we have the depth of experience [ph] and (00:27:40) revenue model conversions to our units-based licensing model and a solid track record of diligently realizing value from these types of investments.

To summarize, we continue to be pleased with the performance of the business for the third quarter and the first nine months of 2018. We are executing well on our strategic priorities and generating an attractive combination of growth and increasing profitability and cash flow.

With that, operator, can we now open up the call to questions?

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And our first question comes from Bhavan Suri with William Blair. Your line is now open.

Bhavan Singh Suri Analyst, William Blair & Co. LLC	Q

Hey, guys. Can you hear me okay?

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.	A

Yeah. Hi, Bhavan.

Bhavan Singh Suri Analyst, William Blair & Co. LLC	Q

Hey, Jim, nice job there. Hey, I just had a couple questions. I guess, first, drilling into solidThinking, I’d love to sort of get a little color on how the business is going, and then B, sort of as you’ve transitioned to the unit-based model for that set of products, sort of what the uptake has been [ph] to that sort of viral-based (00:29:08) cross-sell that we see happening with sort of the HyperWorks business? Have you started to see that inflection yet, or is it too early?

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.	A

I think it’s too early to be honest with you. We’re really just getting out to all the resellers, they have to be acclimated to the model, they seem to be very positive though. I met with a founder of one of the largest resellers in the U.S. personally – I don’t know – a month and a half ago, and he was pretty excited actually and saw really big opportunities, particularly excited because solidThinking now includes the [ph] whole (00:29:46) platform, the Inspire platform, which has greatly expanded, with a lot of simulation capabilities for manufacturing and industrial design as well.

But we also included a new solution which we call SimSolid [indiscernible] (00:30:02), and SimSolid is a higher end – it’s part of our HyperWorks solution that’s a higher-end solution for simulation analysts actually. And what we did is we integrated our structures, electromagnetics, and fluid solution all in one environment, where you can run multidisciplinary, and in the midmarket where these guys sell...

Bhavan Singh Suri Analyst, William Blair & Co. LLC	Q

Yeah.

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.	A

...there’s two basic competitors, if you will, it’s the CAD integrated simulation, which [ph] Inspire (00:30:37) honestly does – is at a much higher level, but they also run into other solutions that are pure simulation solutions that in certain instances their products can’t win. So the SimSolid product is just extremely strong in those environments. So he was very excited.

Bhavan Singh Suri Analyst, William Blair & Co. LLC	Q

Great. Great, that’s helpful, and then just sort of growth rate of that business. But then I guess as a follow-up, I’d love to know the growth rate of the solidThinking business or sort of where was it vis-à-vis expectations, but I also want to follow up with just a little more philosophical question.

As you think about the investments that you make, either acquisition or R&D, obviously with Datawatch acquisition being in mind, how do you sort of split that between analytics? So Datawatch is, again, some data prep analytics. The [ph] ML part’s separated with this (00:31:30), so [ph] you’ve got carriage (00:31:32), you’ve got a bunch of other stuff there versus the [ph] Solver (00:31:34) investment, where you can sort of directly cross-sell into a base that sort of is looking for more solutions, whether it’s electromagnetics, Computational Fluid Dynamics, et cetera, how do you balance that sort of, hey, here are new areas that we could do versus sort of here’s a set of [ph] course stuff (00:31:46) for our existing sort of engineering customer base? And I’d love to sort of understand that philosophy. Thank you.

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.	A

Sure. So specifically around the Datawatch solutions, most of my business is with enterprise-level customers. The SimSolid product line is trying to address the mid-market more, and as you know, is new for us, and we’re excited about what we’re doing there, but it’s not where the vast majority of my business is.

Every customer I visit, I won’t name names, okay, but every automotive company, when I visit with their senior management, aerospace companies, the first questions they’re asking me is, what are you doing with machine learning, what are you doing with data science, and how are we going to integrate this into our solutions in CAE? So I think with my enterprise customers, the ability to really deliver knowledge, first of all, there’s a lot of expertise coming in, and integrated solutions is going to be something very attractive to them. I think it’s – you’re going to see a lot of uptake actually.

Bhavan Singh Suri Analyst, William Blair & Co. LLC	Q

Very helpful. Thanks, guys. Appreciate it. Thanks for taking my questions.

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.	A

Sure.

Operator: Thank you. And our next question comes from Sterling Auty with JPMorgan. Your line is now open.

Sterling Auty Analyst, JPMorgan Securities LLC	Q

Yeah. Thanks. Hi, guys. I wanted to just dive into the auto sector a little bit, given the comments in the press release, and a lot of investors asking, given the kind of the global environment, what’s happening there. Jim, what are you seeing in terms of their willingness or eagerness to take on additional solutions, either more products or more products for more users in the environment that we’re in currently?

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.	A

So we don’t sell cars, right? We sell technology to develop cars. And actually, in this environment, first of all, the whole market has expanded because you have a ton of new companies, there’s like 12 EV companies along the West Coast right now that didn’t exist three years ago. So, automotive, if I look at my different sectors, automotive is growing as fast and maybe even faster than all the other sectors, which are all growing pretty nicely.

So automotive is still going very, very well, it’s still hot actually in many ways. And I think there’s a hunger for all these guys to really be extremely competitive in this market. The cost for what we do and the cost for engineering is a very small percentage of their overall spend, and I think they’re all seeing it as a very, very worthwhile spend right now.

Sterling Auty Analyst, JPMorgan Securities LLC	Q

Okay. And then one follow-up, Howard, I want to make sure I understood the revenue recognition in the bundled contract. To understand it, it was a bundled contract and you just didn’t hit the services delivery milestones so that you could recognize the software component? Or just help me understand that a little bit better.

Howard N. Morof Chief Financial Officer, Altair Engineering Inc.	A

So, yeah, Sterling. That’s essentially it in a nutshell, which is under our revenue recognition criteria, until we deliver – start to deliver all of the service elements, the revenue is deferred, including the software side. So simplistically, [ph] the (00:35:25) software and training delivered it, we don’t recognize the software portion until we start to commence on the training side. So it’s all about timing, and the $1.8 million will get picked up as we look forward into Q4 and beyond.

Sterling Auty Analyst, JPMorgan Securities LLC	Q

Okay. Thank you.

Howard N. Morof Chief Financial Officer, Altair Engineering Inc.	A

Sure.

Operator: Thank you. And our next question comes from Rich Valera with Needham & Company. Your line is now open.

Richard Valera Analyst, Needham & Co. LLC	Q

Thank you. Jim, I just wanted to ask a broader version of Sterling’s question. Have you seen any changes in the receptiveness of customers to purchase solutions given the current macro outlook, putting aside auto, just have you seen any kind of hesitation or pulling back from your customers given sort of the macro choppiness we’ve seen here?

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.	A

So, I’m like a fairly cautious CEO, I would say, I’ve been around a long time, and I’ve seen a lot of business climates. So far, things continue to be pretty strong to be perfectly honest with you. So, I also certainly worry about where my things go with all the geopolitical and macro issues, but honestly, up until now, I haven’t really detected that.

Richard Valera Analyst, Needham & Co. LLC	Q

Got it. And then just a follow-up on your comments regarding Datawatch, and specifically Monarch, it sounded like maybe you were saying that you thought you could sell data prep to your existing CAE customers to your kind of core – your core customers at some point. Is that what you’re thinking? Is there a market to sell their data prep tools into the CAE base, do you think?

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.	A

So what I think about data prep is, data prep is sort of an essential element of data science, and what – if you’re familiar with that market, I won’t mention some of the players there, data prep and data science are kind of coming together, because it’s very natural, you can’t do data science unless you’re able to do the data prep piece very well. And so for that reason, I think there is going to be a pretty strong need for both. Does that make sense?

Richard Valera Analyst, Needham & Co. LLC	Q

Yeah. I guess I’m just trying to figure out, has it been – [ph] like it sounds in the past (00:38:03) it hasn’t been sold into that base, but you’re thinking, as you kind of have this merging of data prep and data science, that there will be a market for it essentially with those customers, is that fair?

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.	A

I think that is true. I think you may see some of the tools and capabilities delivered a little bit differently, for example, you may start to see more data prep capabilities integrated in the data science platform, but because of our units model, we make it easy for a customer who’s doing data science with Angoss to be able to immediately use their units and use Monarch or Swarm to do their data prep.

Richard Valera Analyst, Needham & Co. LLC	Q

Got it. And one follow-up, last one for Howard. Can you quickly tell us what the adjustment was that you made to the prior year deferred revenue for the acquisition? I think it was the Runtime acquisition.

Howard N. Morof Chief Financial Officer, Altair Engineering Inc.	A

The adjustment...

Richard Valera Analyst, Needham & Co. LLC	Q

Yes.

Howard N. Morof Chief Financial Officer, Altair Engineering Inc.	A

... [ph] for the (00:39:08) deferred revenue, yeah, that’s about $2.1 million.

Richard Valera Analyst, Needham & Co. LLC	Q

Got it. Okay. Thanks very much.

Operator: Thank you. [Operator Instructions] And our next question comes from Alex Frankiewicz with Berenberg. Your line is now open.

Alexander Frankiewicz Analyst, Berenberg Capital Markets LLC	Q

Hi, guys. Thanks for taking my questions. I just had a couple around the Datawatch acquisition. The first one is, given that Datawatch core customers are in financial services mainly and other industries outside of simulation, do you think you could see some churn in the base given that you’ll no longer be making investments there?

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.	A

I didn’t say we’re not going to make investments there. What I said is we’re not going to make, if you will, significant incremental investments there. So I think that business is still important, and we will certainly have a team that focuses on those customer accounts, and in particular, I think we’re going to focus on the more substantive accounts trying to do what Altair tends to do, which is deliver more love and support to the more meaningful accounts that are in that market. It’s sort of that 80/20 rule, and we have a little bit of a luxury to grow those accounts, make them more substantial, and convert them to a subscription model over time.

Alexander Frankiewicz Analyst, Berenberg Capital Markets LLC	Q

Okay. Thanks. That’s helpful. And then also, just given that Datawatch [ph] is (00:40:51) typically sold into different divisions in your traditional products within Datawatch’s standalone products, how are you thinking about penetrating those accounts given that your typical sales reps will talk to the R&D and engineering departments?

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.	A

So we think there’s a play on the R&D and engineering and test side, first of all, which obviously we know those customers, and we’re going to explore that, and we’ll do an overlay team that basically calls into the existing customers and identify some of these groups in the existing customers that basically have a need for these tools and can run them under a licensing model.

Alexander Frankiewicz Analyst, Berenberg Capital Markets LLC	Q

Okay. Perfect. Thank you so much.

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.	A

Sure.

Operator: Thank you. And our next question comes from Alex Tout with Deutsche Bank. Your line is now open.

Alexander Tout Analyst, Deutsche Bank	Q

Yeah. Hi, guys. I think I missed the start of the call where you explained this, but I think in the press release you said that the shortfall relative to the guidance was due to FX. And then I heard another question referring to a delayed services contract, something like that, that might have been driving it. So just to be fully clear, how much of the shortfall relative to your expectations was driven by FX, and how much by that services contract and any other factors that might have been driving that? Thanks.

Howard N. Morof Chief Financial Officer, Altair Engineering Inc.	A

Thanks, Alex. Really just the two factors, FX was $900,000, and then the timing on revenue recognition, that attributed another $1.8 million. So that’s it, no other factors there obviously from just an overall software momentum quarter. Just a really nice quarter.

Alexander Tout Analyst, Deutsche Bank	Q

And sorry, was that just a specific ASC 606 recognition issue, or it was a genuine project overrun, and are these kind of projects significant in the overall revenue?

Howard N. Morof Chief Financial Officer, Altair Engineering Inc.	A

No, it’s not a ASC 606 issue, because we still operate under ASC 605, and it had to do with contracts where you have multiple elements, and our revenue recognition criteria [ph] needing (00:43:17) all elements within a customer arrangement to begin – to have started to deliver services or such in order to trigger revenue recognition.

Alexander Tout Analyst, Deutsche Bank	Q

Okay. And sorry, and then just finally, the slight trim to full-year guidance, what is that? Is that FX of the contract, and does it kind of imply that you don’t expect to fully complete that contract by the end of the year? Just the explanation there.

Howard N. Morof Chief Financial Officer, Altair Engineering Inc.	A

So it’s FX absolutely as a contributor and on the $1.8 million that will be recognized essentially ratably over time under ASC 605, so over the remaining duration of that arrangement. So you are correct.

Alexander Tout Analyst, Deutsche Bank	Q

Okay. Thank you.

Howard N. Morof Chief Financial Officer, Altair Engineering Inc.	A

You’re welcome.

Operator: Thank you. And I am not showing any further questions at this time. I would now like to turn the call back over to Mr. James Scapa, Founder and CEO, for any closing remarks.

James R. Scapa Founder, Chairman & Chief Executive Officer, Altair Engineering Inc.

Okay. Thank you. I just want to thank everybody for joining the call for your interest in Altair, and I look forward to answering any questions that the rest of you might have. Thank you.

Operator: Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude today’s program, and you may all disconnect. Everyone, have a wonderful day.

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